3/19 311670





<u>M E M O R A N D U M</u>

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:



COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83- 1 FISCAL YEAR:

(03/94)

IADB


SEC MAIL RECEIVED PROCESSING
MAY 16 2005
WASH. D.C. 185 SECTION


RECEIVED
2005 MAY 19 P 2:

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

**For the fiscal quarter ended March 31, 2005**
**INTER-AMERICAN DEVELOPMENT BANK (the "Bank")**
**Washington, D.C. 20577**

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2005, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

**Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations**

| Coupon (%) | Borrowing Currency | Borrow Amount | Issue Price (%) | Issue Date | Maturity Date |
|---|---|---|---|---|---|
| 7.00 | ZAR | 200,000,000 | 94.770 | 5-Jan-2005 | 5-Jan-2015 |
| 5.75 | AUD | 100,000,000 | 101.42 | 16-Feb-2005 | 15-June-2011 |
| Year 1: 2.35 thereafter, CMS-Index Linked | JPY | 21,000,000,000 | 100.00 | 24-Feb-2005 | 24-Feb-2020 |
| Inflation - Index Linked | COP | 168,547,000,000 | 100.00 | 10-Mar-2005 | 25-Jan-2012 |
| 9.25 | MXN | 500,000,000 | 100.86 | 23-Mar-2005 | 23-Mar-2010 |

Annex B

# Inter-American Development Bank

# Ordinary Capital



# Management's Discussion and Analysis
# and
# Condensed Quarterly Financial Statements
# March 31, 2005

# (Unaudited)

# TABLE OF CONTENTS

*MARCH 31, 2005*

## MANAGEMENT'S DISCUSSION AND ANALYSIS

**Introduction** .......... 3
**Financial Statement Reporting** .......... 3
**Financial Overview** .......... 3
**Capital Adequacy** .......... 4
**Condensed Balance Sheets** .......... 5
Loan Portfolio .......... 5
Investment Portfolio .......... 5
Borrowing Portfolio .......... 5
Equity .......... 5
**Results of Operations** .......... 5
**Commitments** .......... 7
Guarantees .......... 7
Contractual Obligations .......... 7
**Other Developments during the Quarter** .......... 7

## CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

Condensed Balance Sheet .......... 9
Condensed Statement of Income and General Reserve .......... 10
Condensed Statement of Comprehensive Income .......... 10
Condensed Statement of Cash Flows .......... 11
Condensed Notes to Financial Statements .......... 12

# MANAGEMENT'S DISCUSSION AND ANALYSIS

*March 31, 2005*

## INTRODUCTION

The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 24, 2005, including the Ordinary Capital Financial Statements for the year ended December 31, 2004, included therein. The Bank undertakes no obligation to update any forward-looking statements.

## FINANCIAL STATEMENT REPORTING

The financial statements of the Bank's Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP, for example the fair value of financial instruments and the determination of the loan loss allowance, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Management believes that the reported income volatility of applying SFAS 133[1] is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds and loans to maturity. Accordingly, income before SFAS 133 and currency transaction adjustments[2] is defined herein as "Operating Income", which is more representative of the results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are reported separately in the Condensed Statement of Income and General Reserve and are excluded from the determination of ratios and other financial parameters.

In January 2005, the Board of Directors approved an initiative on best practices in internal controls that includes the implementation of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and the establishment of an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and the auditors' attestation is expected to be issued in connection with financial information as of December 31, 2006.

## FINANCIAL OVERVIEW

During the first quarter of 2005, the Bank approved six loans totaling to $1,328 million as compared to ten loans that totaled $576 million during the same period in 2004. Operating Income for the first quarter of 2005 was $197 million, which is $23 million lower than that for the same period in 2004. This variance was substantially due to a decrease in net interest income during the period. Also, during the three-month period ended March 31, 2005, there was a negative net currency translation adjustment of $196 million on the Bank's net assets due to an appreciation of the United States dollar against the euro and the Japanese yen compared to a negative net currency translation adjustment of $8 million for the same period in 2004.

The Bank issued debt securities for a total amount of $1.1 billion equivalent during the first quarter of 2005 (2004 - $1.2 billion), with an average life of 5.4 years (2004 – 4.5 years).

The Effects of SFAS 133 and currency transaction adjustments for the first quarter of 2005 was a decrease in income of $189 million compared to an increase in income of $384 million in the same period last year. The change was mainly due to an increase in interest rates, which decreased the value of borrowing swaps. Borrowing swaps are financially equivalent to fixed-rate assets and, therefore, have shown a large decrease in value as a result of current increases in market interest rates. This decrease has been partially offset by the amortization of basis adjustments arising from

---

[1] SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

previous hedges. Although the decrease in value of borrowing swaps, due to changes in interest rates, is substantially offset by a corresponding decrease in value of the associated fixed-rate borrowings, the latter is not recognized in the financial statements in compliance with the Bank's application of SFAS 133 without hedge accounting. During the first quarter of 2005, the change in market value of borrowing and lending swaps due to interest rates amounted to a decrease in income of $209 million (2004 – increase of $294 million), and the amortization of basis adjustments amounted to an increase in income of $31 million (2004 - $88 million).

On March 16, 2005, the Republic of Korea became the 47th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

**Box 1** presents comparative selected financial data for the Bank's Ordinary Capital.

**Box 1: Selected Financial Data**

(Amounts expressed in millions of United States dollars)

| | Three months ended March 31, | | Year ended December 31, |
|---|---|---|---|
| | 2005 | 2004 | 2004 |
| **Total equity to loans ratio (TELR)** | 36.5% | 33.6% | 36.1% |
| **Lending Summary** | | | |
| Loans approved | $ 1,328 | $ 576 | $ 5,283 |
| Undisbursed portion of approved loans | 16,588 | 15,015 | 16,093 |
| Gross disbursements | 663 | 1,004 | 3,768 |
| Net disbursements | (263) | (236) | (1,431) |
| **Balance Sheet Data** | | | |
| Cash and investments-net [1], after swaps | $ 11,695 | $ 13,115 | $ 13,046 |
| Loans outstanding | 49,089 | 50,420 | 49,842 |
| Borrowings outstanding [2], after swaps | 43,345 | 46,770 | 45,144 |
| Total equity | 18,325 | 17,711 | 18,511 |
| **Income Statament Data** | | | |
| Operating income | $ 197 | $ 220 | $ 862 |
| Effects of SFAS 133 and currency transaction adjustments | (189) | 384 | 314 |
| Net income | 8 | 604 | 1,176 |
| **Returns and Costs, after swaps** | | | |
| Return on average loans outstanding | 4.93% | 5.01% | 5.02% |
| Return on average liquid investments | 2.96% | 2.23% | 2.17% |
| Average cost of borrowings outstanding during the period | 3.81% | 3.40% | 3.40% |

(1) Net of Payable for investment securities purchased.
(2) Net of premium/discount.

## CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated lending rate methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total Equity to Loans Ratio or TELR[3]. Currently, the Bank's

[3] The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, reserves and the allowance for loan losses, minus borrowing countries' local cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

standard loan charges are a 0.30% lending spread, 0.25% credit commission fee and no supervision and inspection fee. The income from these charges, combined with the income from the portion of loans funded with equity, is expected to be sufficient to cover the Bank's expenses and allow it to continue building reserves.

**Table 1** presents this ratio calculated excluding the effects of SFAS 133 and currency transaction adjustments. The TELR has continued to increase steadily. While equity remained stable during the period, there was a slight reduction in loan balances, which carried the mentioned increase in the TELR.

**Table 1: TOTAL EQUITY TO LOANS RATIO (TELR)**
**(Amounts expressed in millions of United States dollars)**

| | March 31, 2005 | December 31, 2004 |
|---|---|---|
| **Equity used in TELR** | $ 17,997 | $ 18,045 |
| **Loans outstanding and net guarantee exposure** | $ 49,276 | $ 50,033 |
| **TELR** | **36.5%** | **36.1%** |

## CONDENSED BALANCE SHEETS

***Loan Portfolio:*** The Bank offers sovereign-guaranteed loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and with a number of restrictions, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee directly to private sector entities carrying out projects in borrowing member countries (Private Sector Program).

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2005, over 97% was sovereign-guaranteed and less than 3% was the Private Sector Program. At March 31, 2005, the total volume of outstanding loans was $49.1 billion, $0.7 billion lower than the $49.8 billion at December 31, 2004. The decrease in the loan portfolio was due to a higher level of loan collections ($926 million, including prepayments of $63 million) than disbursements ($663 million), and currency translation adjustments of $487 million.

***Investment Portfolio:*** The Bank's investment portfolio comprises highly-rated debt securities and deposits. Its volume is maintained at a level sufficiently large to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, decreased $1.4 billion during the first quarter of 2005, which was primarily attributable to lower cash flow requirements and currency translation adjustments of $215 million.

***Borrowing Portfolio:*** The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, decreased $1.8 billion as compared with December 31, 2004, primarily due to significant borrowing repayments, lower cash flow requirements, and currency translation adjustments of $456 million.

***Equity:*** Total equity at March 31, 2005 was $18.3 billion compared with $18.5 billion at December 31, 2004. The decrease primarily reflects translation adjustments for the period.

## RESULTS OF OPERATIONS

**Table 2** shows a breakdown of Operating Income. For the three months ended March 31, 2005, Operating Income was $23 million lower than the same period last year mainly due to a decrease in net interest income.

Net interest income, comprising income on loans and investments less borrowing expenses, decreased $22 million in the first quarter of 2005 compared with the same period in 2004, primarily due to a reduction in the average loan balance of the Emergency Lending Facility, which generates an interest rate margin of 4%, and a decline in the size and the margin generated by the Bank's regular earning assets that was partially offset by an increase in the equity funded component of loans. The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004 are shown in **Table 3**.

Net non-interest expense remained unchanged from last year.

**Table 2: OPERATING INCOME**
**(Expressed in millions of United States dollars)**

| | Three months ended March 31, 2005 | Three months ended March 31, 2004 |
|---|---|---|
| Loan interest income | $ 591 | $ 615 |
| Investment income | 87 | 74 |
| | 678 | 689 |
| Less: | | |
| Borrowing expenses | 413 | 402 |
| Net interest income | 265 | 287 |
| Other loan income | 10 | 14 |
| Provision for loan and guarantee losses | (6) | (9) |
| Net non-interest expense | (72) | (72) |
| Operating Income | $ 197 | $ 220 |

**Table 3: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS**
**(Amounts expressed in millions of United States dollars)**

| | Three months ended March 31, 2005 | | Three months ended March 31, 2004 | | Year ended December 31, 2004 | |
|---|---|---|---|---|---|---|
| | Average balance | Return/Cost % | Average balance | Return/Cost % | Average balance | Return/Cost % |
| Loans [1] | $ 49,475 | 4.84 | $ 50,499 | 4.90 | $ 49,721 | 4.92 |
| Liquid investments | 12,162 | 2.96 | 13,652 | 2.23 | 13,415 | 2.17 |
| Total earning assets | 61,637 | 4.47 | 64,151 | 4.32 | 63,136 | 4.34 |
| Borrowings | 43,947 | 3.81 | 47,500 | 3.40 | 46,200 | 3.40 |
| Interest rate spread | | 0.66 | | 0.92 | | 0.94 |
| Net interest margin [2] | | 1.74 | | 1.80 | | 1.84 |

[1] Excludes loan fees.

[2] Represents net interest income as a percent of average earning assets.

## COMMITMENTS

***Guarantees:*** The Bank makes partial guarantees without a sovereign counter-guarantee under its Private Sector Program and may also make partial guarantees for public sector operations with a member sovereign counter-guarantee. During the three months ended March 31, 2005, the Bank approved one guarantee without a sovereign counter-guarantee in the amount of $28 million (four guarantees for $186 million during the year ended December 31, 2004).

***Contractual Obligations:*** The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2005, undisbursed loans amounted to $16,588 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, amounted to 5.51 years with various maturity dates through 2027[3].

## OTHER DEVELOPMENTS DURING THE QUARTER

For information on other significant developments which occurred during the quarter ended on March 31, 2005, see the "Subsequent Developments" section of the Bank's Information Statement dated March 24, 2005.

[3] The maturity structure of medium- and long-term borrowings outstanding at the end of 2004 is presented in Appendix I-5 to the December 31, 2004 financial statements.

# CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

***CONDENSED BALANCE SHEET***
*Expressed in millions of United States dollars*

| | March 31, 2005 (Unaudited) | | December 31, 2004 | |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Cash and investments** | | | | |
| Cash | $ 219 | | $ 210 | |
| Investments | | | | |
| Trading | 8,315 | | 9,162 | |
| Held-to-maturity | 3,623 | $ 12,157 | 3,809 | $ 13,181 |
| **Loans outstanding** | 49,089 | | 49,842 | |
| Allowance for loan losses | (200) | 48,889 | (199) | 49,643 |
| **Receivable from members** | | 439 | | 457 |
| **Receivable from currency and interest rate swaps** | | 1,941 | | 2,366 |
| **Other assets** | | 1,588 | | 1,699 |
| **Total assets** | | $ 65,014 | | $ 67,346 |
| **LIABILITIES AND EQUITY** | | | | |
| **Liabilities** | | | | |
| Borrowings | | $ 44,621 | | $ 46,813 |
| Payable for currency and interest rate swaps | | 775 | | 845 |
| Payable for investment securities purchased | | 372 | | 20 |
| Amounts payable to maintain value of currency holdings | | 292 | | 362 |
| Other liabilities | | 629 | | 795 |
| **Total liabilities** | | 46,689 | | 48,835 |
| **Equity** | | | | |
| Capital stock | | | | |
| Subscribed 8,368,563 shares (2004-8,368,379) | $100,953 | | $ 100,951 | |
| Less callable portion | (96,613) | | (96,611) | |
| Paid-in capital stock | 4,340 | | 4,340 | |
| General reserve | 10,780 | | 10,772 | |
| Special reserve | 2,665 | | 2,665 | |
| Accumulated other comprehensive income | 540 | 18,325 | 734 | 18,511 |
| **Total liabilities and equity** | | $ 65,014 | | $ 67,346 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## *CONDENSED STATEMENT OF INCOME AND GENERAL RESERVE*

*Expressed in millions of United States dollars*

| | Three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (Unaudited) | |
| **Income** | | |
| Loans | $ 601 | $ 629 |
| Investments | 87 | 74 |
| Other | 5 | 2 |
| Total income | 693 | 705 |
| **Expenses** | | |
| Borrowing expenses, after swaps | 413 | 402 |
| Provision for loan and guarantee losses | 6 | 9 |
| Administrative expenses | 77 | 74 |
| Total expenses | 496 | 485 |
| **Income before SFAS 133 and currency transaction adjustments** | 197 | 220 |
| **Effects of SFAS 133 and currency transaction adjustments** | (189) | 384 |
| **Net income** | 8 | 604 |
| **General reserve, beginning of year** | 10,772 | 9,623 |
| **General reserve, end of period** | $ 10,780 | $ 10,227 |

## *CONDENSED STATEMENT OF COMPREHENSIVE INCOME*

*Expressed in millions of United States dollars*

| | Three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (Unaudited) | |
| **Net income** | $ 8 | $ 604 |
| **Other comprehensive (loss) income** | | |
| Translation adjustments | (196) | (8) |
| Other adjustments - cash flow hedges | 2 | 3 |
| Total other comprehensive loss | (194) | (5) |
| **Comprehensive (loss) income** | $ (186) | $ 599 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## *CONDENSED STATEMENT OF CASH FLOWS*

*Expressed in millions of United States dollars*

| | Three months ended March 31, | |
|---|---|---|
| | 2005 | 2004 |
| | (Unaudited) | |
| **Cash flows from lending and investing activities** | | |
| Lending: | | |
| Loan disbursements (net of participations) | $ (663) | $ (1,004) |
| Loan collections (net of participations) | 926 | 1,240 |
| Net cash provided by lending activities | 263 | 236 |
| Net decrease in trading investments | 941 | 2,093 |
| Gross purchases of held-to-maturity investments | (883) | (2,263) |
| Gross proceeds from maturities of held-to-maturity investments | 1,090 | 1,873 |
| Miscellaneous assets and liabilities | (36) | (25) |
| Net cash provided by lending and investing activities | 1,375 | 1,914 |
| **Cash flows from financing activities** | | |
| Medium- and long-term borrowings: | | |
| Gross proceeds | 522 | 670 |
| Repayments | (3,157) | (1,698) |
| Short-term borrowings, net | 1,053 | (1,091) |
| Collections of receivables from members | 17 | 25 |
| Net cash used in financing activities | (1,565) | (2,094) |
| **Cash flows from operating activities** | | |
| Loan income collections | 699 | 672 |
| Interest and other costs of borrowings, after swaps | (508) | (468) |
| Income from investments | 90 | 49 |
| Other income | 5 | 2 |
| Administrative expenses | (83) | (77) |
| Net cash provided by operating activities | 203 | 178 |
| **Effect of exchange rate fluctuations on cash** | (4) | (3) |
| **Net increase (decrease) in cash** | 9 | (5) |
| **Cash, beginning of year** | 210 | 347 |
| **Cash, end of period** | $ 219 | $ 342 |

*The accompanying notes are an integral part of these condensed quarterly financial statements.*

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

## *CONDENSED NOTES TO FINANCIAL STATEMENTS (UNAUDITED)*

### NOTE A - FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. In addition, the condensed quarterly financial statements should be read in conjunction with the December 31, 2004 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first three months of the current year are not indicative of the results that may be expected for the full year.

### NOTE B – LOANS AND GUARANTEES

***Loan Charges:*** The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans comprising approximately 85% of the loans portfolio. Standard loan charges are subject to semiannual approval by the Board of Executive Directors.

***Nonaccrual and impaired loans and allowance for loan losses:*** At March 31, 2005 and December 31, 2004, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in nonaccrual.

The following table provides financial information related to impaired loans as of March 31, 2005 and December 31, 2004 (in millions):

| | 2005 (Unaudited) | 2004 |
|---|---|---|
| Recorded investment at end of period [1]... | $ 194 | $ 216 |
| Allowance for loan losses... | 84 | 83 |
| Average recorded investment during period... | 207 | 246 |

[1] A loan loss allowance has been recorded against each of the impaired loans, except for a loan with a recorded investment of $2.7 million.

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2005 and 2004 is as follows (in millions):

| | 2005 | 2004 |
|---|---|---|
| | (Unaudited) | |
| Loan income recognized... | $ 2 | $ 1 |
| Loan income that would have been recognized on a cash basis during the period... | 3 | 2 |

The changes in the Allowance for loan losses for the three months ended March 31, 2005 and the year ended December 31, 2004 were as follows (in millions):

| | 2005 (Unaudited) | 2004 |
|---|---|---|
| Balance, beginning of year... | $ 199 | $ 183 |
| Provision for loan and guarantee losses... | 6 | 21 |
| Write-offs-Private Sector Program... | (5) | (5) |
| Balance, end of period... | $ 200 | $ 199 |

***Guarantees:*** As of March 31, 2005, the Bank had approved, net of cancellations and maturities, guarantees without sovereign counter-guarantees in the amount of $773 million ($745 million as of December 31, 2004) of which $324 million (2004—$331 million) was outstanding and subject to call. Outstanding guarantees have remaining maturities ranging from 1 to 20 years. As of March 31, 2005, no guarantees provided by the Bank had been called.

## NOTE C – EFFECTS OF SFAS 133 AND CURRENCY TRANSACTION ADJUSTMENTS

Effects of SFAS 133 and currency transaction adjustments on the Condensed Statement of Income and General Reserve for the three months ended March 31, 2005 and 2004 comprise the following (in millions):

| | 2005 | 2004 |
|---|---|---|
| | (Unaudited) | |
| (Decrease) increase in fair value of derivative instruments due to movements in: | | |
| Exchange rates | $(114) | $ 96 |
| Interest rates | (209) | 294 |
| Total change in fair value of derivatives | (323) | 390 |
| Currency transaction gains (losses) on borrowings | 105 | (91) |
| Amortization of borrowing and loan basis adjustments | 31 | 88 |
| Reclassification to income - cash flow hedges | (2) | (3) |
| Total | $(189) | $ 384 |

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. Foreign exchange (losses) gains on borrowing swaps, amounting to $(114) million in 2005 (2004 - $96 million), offset currency transaction gains (losses) on borrowings of $105 million (2004 - $(91) million).

## NOTE D – PENSION AND POSTRETIREMENT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

***Contributions***: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first quarter of 2005 amounted to $10 million (2004 - $7 million). Contributions during 2005 are expected to total approximately $29 million and $12 million, respectively. Contributions for 2004 amounted to $29 million and $7 million, respectively.

***Periodic benefit cost:*** The following table summarizes the benefit costs associated with the SRP, LRP and PRBP for the three months ended March 31, 2005 and 2004 (in millions):

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2005 | 2004 | 2005 | 2004 |
| | (Unaudited) | | (Unaudited) | |
| Service cost | $ 13 | $ 12 | $ 6 | $ 6 |
| Interest cost | 26 | 24 | 11 | 10 |
| Expected return on plan assets | (33) | (32) | (13) | (13) |
| Amortization of unrecognized net gain | - | - | - | (1) |
| Net periodic benefit cost | $ 6 | $ 4 | $ 4 | $ 2 |

The Bank allocates the net periodic benefit costs between the Ordinary Capital and the FSO in accordance with an allocation method approved by the Board of Executive Directors for administrative expenses. The portion of the Plans and the PRBP benefit cost related to the Ordinary Capital included in Administrative expenses for the three months ended March 31, 2005 and 2004 amounted to $8 million and $5 million, respectively.

**NOTE E – SEGMENT REPORTING**

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2005, loans made to or guaranteed by four countries individually generated in excess of 10 percent of loan income. Loan income from these four countries was $122 million, $111 million, $84 million, and $63 million, respectively.